SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding closing of connected transactions of China Petroleum & Chemical Corporation (the “Registrant”), and;

2.	an announcement regarding estimated increase in profit for the first half of 2021 of the Registrant;

Each made by the Registrant on July 1, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
ANNOUNCEMENT ON CLOSING OF CONNECTED TRANSACTIONS
ACQUISITION OF TARGET ASSETS
Reference is made to the connected transactions announcement of China Petroleum & Chemical Corporation (the “Company”) dated 26 March 2021 in relation to the acquisition of assets by the Company and its subsidiaries (the “Announcement”). Unless stated otherwise in this announcement, capitalised terms used herein shall have the same meanings as defined in the Announcement.
The Board of Directors is pleased to announce that as of the date of this announcement, the conditions precedent for closing as agreed in the Agreements for the Transactions have been fully satisfied, and the ownership, obligations, responsibilities and risks of the Target Assets have been transferred to the Purchasers.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
1 July 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
 # Executive Director
*Non-executive Director
+Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
ESTIMATED INCREASE IN PROFIT FOR THE FIRST HALF OF 2021
This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:
•
Under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for the first half of 2021 is estimated to be between RMB36.5 billion and RMB38.5 billion.

•
Under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for the first half of 2021 is estimated to be between RMB35.7 billion and RMB37.7 billion.

1. The estimated results for the period
(1) The period of estimated results
From 1 January 2021 to 30 June 2021
(2) The estimated results
According to the preliminary calculation, under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the first half of 2021 is estimated to be between RMB36.5 billion and RMB38.5 billion, representing a turnaround from loss to profit and an increase between RMB59.4 billion and RMB61.4 billion as compared with the corresponding period in 2020, and representing an estimated increase between 16.6% and 23.0% as compared with the corresponding period of 2019. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for the first half of 2021 is estimated to be between RMB35.7 billion and RMB37.7 billion, representing a turnaround from loss to profit and an increase between RMB60.1 billion and RMB62.1 billion as compared with the corresponding period in 2020, and representing an estimated increase between 17.0% and 23.6% as compared with the corresponding period of 2019.
(3) The above estimated results are not audited by the auditors.
2. Disclosed results for the corresponding periods
Items	First Half of 2020	First Half of 2019
Net profit attributable to equity shareholders of the Company (RMB billion)	-22.9	31.3
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses (RMB billion)	-24.4	30.5
Basic earnings per share (RMB)	-0.189	0.259
Note：The above data have not been adjusted retrospectively.
3. Major reasons for the estimated increase in profit for the period
At the beginning of 2020, due to the dual impact of the COVID-19 epidemic and the plunge in oil prices, the global consumption of petroleum and petrochemical products shrunk sharply, greatly impacting the Company's production and operation and resulting in operating loss in the first half of 2020. In the first half of 2021, the Company's operating performance improved significantly on year-on-year basis, achieving better growth as compared with the corresponding period in 2019. The major reasons are as follows: Since the beginning of the current year, with the global epidemic situation improving in general, the international crude oil prices have appeared upwards trend. The achievements arising from coordination of domestic epidemic prevention and control and economic and social development have continued to be consolidated, and the market demand for petroleum and petrochemical products recovered rapidly. The Company seized the favourable opportunity to reduce procurement costs, optimise production and operation, vigorously expand the market and sales volume, and promote the overall efficiency of the industrial chain. The operation of all our business segments have been greatly improved, thereby achieving good performance.
4. Risk alert
There are no major uncertainties which will affect the accuracy of this estimated result of the Company.
5. Other information
The above estimated data are only based on preliminary calculation. Final financial information in the interim report for the first half of 2021 to be formally published by the Company shall prevail. Investors of the Company are advised to exercise caution when dealing in securities of the Company.
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
1 July 2021
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
# Executive Director
*Non-executive Director
+Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 2, 2021